FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-34718

NatWest Markets Plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of Supplementary Prospectus dated 10 December 2018
Exhibit No. 2	Publication of Final Terms dated 12 December 2018
Exhibit No. 3	Publication of Suppl.Prospcts dated 20 December 2018

Exhibit No. 1

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to the (i) NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme; and (ii) NatWest Markets Plc £5,000,000,000 Structured Debt Issuance Programme, dated 10 December 2018.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9977J_1-2018-12-10.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifiers:  RR3QWICWWIPCS8A4S074

 Exhibit No. 2

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 11 December 2018 for NatWest Markets Plc ("NatWest Markets") JPY 500,000,000 0.62 per cent. Notes due 13 December 2021 issued under the £10,000,000,000 Euro Medium Term Note Programme of NatWest Markets (the "Programme")

Final Terms dated 11 December 2018 for NatWest Markets JPY 700,000,000 0.61 per cent. Notes due 13 December 2021 issued under the Programme

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 21 November 2018 and the supplemental prospectus dated 10 December 2018 relating to the Programme (together, the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive 2003/71/EC, as amended or superseded.

To view the Final Terms for the Notes, please paste the following URLs into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2873K_1-2018-12-12.pdf

http://www.rns-pdf.londonstockexchange.com/rns/2873K_2-2018-12-12.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

http://www.morningstar.co.uk/uk/NSM

For further information, please contact:

Anthony Everill
Head of Capital Markets & Funding, NatWest Markets
Tel: +44 (0) 203 361 7679

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier:  RR3QWICWWIPCS8A4S074

Exhibit No. 3

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus to the (i) NatWest Markets Plc £10,000,000,000 Euro Medium Term Note Programme; and (ii) NatWest Markets Plc £5,000,000,000 Structured Debt Issuance Programme, dated 20 December 2018.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1542L_1-2018-12-20.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Anthony Everill

Head of Capital Markets & Funding, NatWest Markets

Tel: +44 (0) 203 361 7679

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifiers:  RR3QWICWWIPCS8A4S074

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 December 2018

NatWest Markets Plc (Registrant)

By: /s/

Name: Jan Cargill
Title: Deputy Secretary